

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2005

Mr. Douglas J. Burdick
Chief Executive Officer
Whole Living, Inc.
433 East Bay Boulevard
Provo, Utah 84606

> **Re:** **Whole Living, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 1, 2005**
> **File No. 0-26973**

Dear Mr. Burdick:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheets, page F-4

1.   We note your disclosures regarding sales terms that indicate customers typically
        pay at the point of sale and that this policy allows you to minimize accounts
        receivable. Please clarify to us if your sales terms were different in 2003. We
        note your accounts receivable were substantially higher at December 31, 2003.

2.   Please tell us the nature of the line item described as "Prepaid Expenses" in the
        Stockholders' Equity section of your balance sheet.

Consolidated Statements of Operations, page F-5

3.   Please tell us why "Miscellaneous Expense" was negative in 2003.

4.   Please tell us where you have recorded depreciation expense within your
        Statement of Operations.

Consolidated Statements of Cash Flows, page F-7

5.   Please reclassify your change in "Bank Overdraft" as a component of Cash Flows
        from Financing Activities.

Note 1 – Summary of Significant Accounting Policies

        General

6.   As it appears commissions comprise a significant component of your cost
        structure, please expand your accounting policy disclosures to include a
        discussion of how you determine the amounts of commissions to be recognized
        and the accounting treatment of commissions paid to resellers including their
        presentation in your financial statements. Please also address how and when the
        company recognizes commissions payable to resellers.

        b. Recognition of Revenue, page F-8

7.   We note your revenue recognition policy and are unclear with regard to your use
        of the term "delivery of such goods." As you appear to sell primarily via internet
        sales orders, please clarify if you mean you policy recognizes revenue upon the
        "shipment of such goods." Otherwise, it is unclear how the processes of ordering,
        payment and delivery are simultaneous.

g. Property and Equipment, page F-10

8.   Please reconcile for us the amounts you disclose as depreciation expense with the amounts reflected on your Consolidated Statements of Cash Flows.

h. Inventory

9.   Please explain how you evaluate your inventory for loss in value.

j. Goodwill, page F-10

10.   We note your disclosure that indicates various intangibles including distributor down lines, and customer lists are included as a component of Goodwill. Please tell us why you believe this is appropriate. Please refer to paragraph 39 and Appendix A of SFAS 141.

Note 2 – Property and Equipment, page F-11

11.   Please tell us the nature of the costs you have capitalized as "software" and your amortization policy regarding these costs.

Note 4 – Commitments and Contingencies, page F-14

12.   Please revise your disclosure to conclude on each loss contingency using terms defined in SFAS 5.

Controls and Procedures, page 34

13.   We note that your controls and procedures, does not appear in accordance with the requirements of Item 307 of Regulation S-B or SEC Release No. 33-8238. For instance, please revise your disclosures to provide management's assessment on the effectiveness of the company's internal controls.

Securities Authorized under Equity Compensation Plans

Consulting Agreements, page 36

14.   Please support your conclusion that your warrants represent equity rather than a liability. Specifically address EITF 00-19 in your response. We note that these arrangements contain registration rights.

15.   We note that you have reduced the exercise price for certain warrants issued to one of your consultants. Please tell us how you have accounted for effects of this re-pricing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief